

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 7, 2008

Mr. Ian S. Walton
Chief Financial Officer
Aurizon Mines LTD.
Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia V6C 2X8

> **Re:** **Aurizon Mines LTD.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 001-31893**

Dear Mr. Walton:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief